As filed with the Securities and Exchange Commission on March 4, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts for Ordinary Shares, Without Nominal Value,

of

SAP AKTIENGESELLSCHAFT SYSTEME, ANWENDUNGEN, PRODUKTE IN

DER DATENVERARBEITUNG
(Exact name of issuer of deposited securities as specified in its charter)
SAP Corporation Systems, Applications and Products

In Data Processing
(Translation of issuer's name into English)
FEDERAL REPUBLIC OF GERMANY
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y.  10286
(212) 495-1727
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

Christopher R. Sturdy
The Bank of New York
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2095

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York  10271
(212) 238-3010

For Further Information Contact:

Christopher R. Sturdy
The Bank of New York
ADR Department
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2095

It is proposed that this filing become effective under Rule 466
[ X ] immediately upon filing
[ ] on ( Date ) at ( Time ).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing Ordinary Shares, without nominal value each, of SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung	100,000,000 American Depositary Shares	$5.00	$5,000,000.00	$633.50

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

_______________________

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21
3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of September 12, 1995, as amended and restated as of June 26, 1998, as further amended and restated as of June 23, 2000, as further amended and restated as of June 18, 2001, among SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung, The Bank of New York as Depositary, and all Owners and Holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Form of Letter agreement among SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung and The Bank of New York relating to pre-release activities. - Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and  (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 4, 2004.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares, without nominal value, of SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung.

By:

The Bank of New York,
 As Depositary

By:  /s/ Vincent J. Cahill, Jr.

Name: Vincent J. Cahill, Jr.

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Walldorf, Germany on March 4, 2004.

SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung

By: /s/ Prof. Dr. Henning Kagermann Name: Prof. Dr. Henning Kagermann Title: Chairman of the Executive Board and CEO	By: /s/ Dr. Werner Brandt Name: Dr. Werner Brandt Title: Member of the Executive Board and CFO

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on March 4, 2004.

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Prof. Dr. Henning Kagermann, Dr. Werner Brandt and Michael Junge, and each of them (with full power in each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all subsequent registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933, and any or all amendments (including post-effective amendments) to this Registration Statement or any such subsequent registration statement, and to file such subsequent registration statements and such amendments, with all exhibits thereto and other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

/s/ Dr. Peter Zencke Name: Dr. Peter Zencke Title: Member of the Executive Board	/s/ William R. McDermott Name: William R. McDermott Title: Authorized U.S. Representative
/s/ Prof. Dr. Claus Heinrich Name: Prof. Dr. Claus Heinrich Title: Member of the Executive Board	/s/ Dr. Werner Brandt Name: Dr. Werner Brandt Title: Member of the Executive Board and CFO (Principal Accounting Officer and Financial Officer)
/s/ Gerhard Oswald Name: Gerhard Oswald Title: Member of the Executive Board	/s/ Prof. Dr. Henning Kagermann Name: Prof. Dr. Henning Kagermann Title: Chairman of the Executive Board and CEO (Principal Executive Officer)
/s/ Shai Agassi Name: Shai Agassi Title: Member of the Executive Board
/s/ Léo Apotheker Name: Léo Apotheker Title: Member of the Executive Board

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1

Form of Deposit Agreement dated as of September 12, 1995, as amended and restated as of June 26, 1998, as further amended and restated as of June 23, 2000, as further amended and restated as of June 18, 2001, among SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung, The Bank of New York as Depositary, and all Owners and Holders from time to time of American Depositary Receipts issued thereunder.

2	Form of Letter agreement among SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung and The Bank of New York relating to pre-release activities.
4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.
5	Certification under Rule 466.